SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

21 December 2001

02028331

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severn-trent.com
Direct Line 44 121 722 4785
Direct Fax 44 121 722 4290
Our Ref DC/dc

The File Desk (Ref 822819)
Securities Exchange Commission
Division of Corporate Finance
Room 3~~054 (3-6)~~ 3011
450 Fifth Street
Washington DC 205549
USA

3-2

RECEIVED APR 05 2002 PROCESSING

Dear Sir/Madam

I enclose a copy of a Company Announcement released today.

SUPPL

Yours faithfully,

John L Heather
Assistant Company Secretary

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

dlw 4/16

Generic Announcement

Number of reports in announcement:
Not Applicable

Company Name:
Severn Trent Plc

Full Issuer Name:
Severn Trent Plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
Yes

Contact Name:
David Chettle

Tel. No:
0121 722 4543

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Generic Announcement

Announcement Body Information:
On 20 December 2001, the Company was informed that the shareholding of Putnam Investment Management LLC and The Putnam Advisory Company LLC in the Ordinary Shares of 65 5/19p each of Severn Trent Plc had reduced to 6,612,166 shares, representing 1.93% of the total issued share capital of that class.
Their interest in these shares is non-beneficial and the shares were acquired solely for investment purposes.

NNNN